Exhibit 21

Subsidiaries of the Registrant

1.	Bank of the Ozarks, an Arkansas state chartered bank.

2.	Ozark Capital Statutory Trust II, a Connecticut business trust.

3.	Ozark Capital Statutory Trust III, a Delaware business trust.

4.	Ozark Capital Statutory Trust IV, a Delaware business trust.